UNPROTECTED INDUSTRIAL ACTION AT BOKONI PLATINUM MINES

1 October, 2012. Atlatsa Resources Corporation (“Atlatsa” or “the Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that employees at the Bokoni Platinum Mines (“Bokoni”), a joint venture with Anglo American Platinum Ltd, in Limpopo Province have embarked on unprotected industrial action, with effect from this morning, Monday, 1 October 2012. Attendance at the mine is currently below 20%.

The mine’s representative unions – NUM, TAWUSA and UASA – have tried to address all of their members unsuccessfully.

Bokoni has an existing agreement in place regarding conditions of employment, including wages, effective up until 30 June, 2013. Bokoni management has indicated that it will not negotiate any issues outside of formal bargaining structures and encourages employees to work through these channels.

Management continues to engage in constructive dialogue with employee representatives, the authorities and other stakeholders with a view to maintaining peace and resolving the industrial action.

Bokoni has advised of its intention to apply for an interdict on Tuesday 2 October, 2012 at 14h00 in the Labour Court concerning unlawful and/or unprotected conduct and/or industrial action in terms of section 68 (2) of the Labour Relations Act. The no work, no pay principle will apply for as long as the unprotected industrial action continues to take place.

Further updates will be made in due course.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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